James Audette Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606

T 312.845.3000 D 312.845.3421 F 312.516.1421 audette@chapman.com

May 16, 2024

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dynamic Shares Trust
File No. 333-277681

Dear Mss. Stanton and Gessert:

This letter responds to your comments regarding Pre-Effective Amendment No. 1 to the registration statement filed on Form S-1 for Dynamic Shares Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on April 25, 2024 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Incorporation of Information by Reference, page 75

Refer to your response to prior comment 2 in the correspondence filed for the Registration Statement on April 25, 2024. The Staff notes the website you provide on page 75, www.dynamicshares.com, redirects to https://arrowfunds.com/ and that your periodic and current reports do not appear to be available on that website. Please revise to provide the address of a website maintained by or for you where the reports filed pursuant to Section 13 or Section 15(d) of the Exchange Act that you incorporate by reference are readily available and accessible. In this regard we note you refer investors to http://www.dynamicsharesetf.com elsewhere in your registration statement.

Response to Comment 1

The references to the Trust’s website in the Registration Statement have been corrected. Any hyperlinks have also been corrected to direct to the corresponding website.

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United States Securities and Exchange Commission

Division of Corporation Finance

May 16, 2024

Please call me at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ James Audette
James Audette